UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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WuXi PharmaTech (Cayman) Inc.

Form  6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release Dated August 14, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: August 14, 2014

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2014 Results

SHANGHAI, August 13, 2014 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development services company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the second quarter of 2014.

Second-Quarter 2014 Highlights

•	Net Revenues Increased 14.8% Year Over Year to $163.4 Million

•	Laboratory Services Net Revenues Grew 13.2% Year Over Year to $119.9 Million

•	China-Based Laboratory Services Net Revenues Increased 14.2% Year Over Year to $95.2 Million

•	U.S.-Based Laboratory Services Net Revenues Grew 9.6% Year Over Year to $24.7 Million

•	Manufacturing Services Net Revenues Increased 19.3% Year Over Year to $43.5 Million

•	GAAP Diluted Earnings Per ADS Remained Unchanged Year Over Year at $0.41

•	Non-GAAP Diluted Earnings Per ADS Increased 5.2% Year Over Year to $0.49

•	Full-Year 2014 Revenue and Diluted EPS Guidance Increased

Management Comment

“WuXi PharmaTech had another solid performance in the second quarter,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “We achieved record quarterly revenues, led by small-molecule manufacturing and biologics. Our revenue growth was broad-based, with 19.3%, 14.2%, and 9.6% year-over-year growth in Manufacturing Services, China Lab Services, and U.S. Lab Services, respectively, and we exceeded our second-quarter guidance in revenues.

“We also had a good quarter in profitability, exceeding our second-quarter guidance for non-GAAP diluted EPS and achieving the top of our guidance range for GAAP diluted EPS,” Dr. Li continued. “Gross margin in the second quarter reflected year-over-year improvement of more than one full percentage point, driven by productivity initiatives, effective cost control, and the favorable impact of a depreciated RMB. We are using our free cash flow to reinvest in our business as we build new capabilities in manufacturing, biologics, genomics, cell therapy, sales and marketing, information technology, and other areas. We also purchased $66 million of our stock in the second quarter.

“Our strong second-quarter performance gives us confidence about our performance for the remainder of the year. We expect to sustain strong revenue growth in the second half of 2014, as we capitalize on the growing late-stage and commercial product pipeline in small-molecule manufacturing, the ramp-up of our biologics manufacturing business, and investments in new businesses. We raise our full-year 2014 revenue guidance range from the previous $660-$670 million to $665-$670 million and increase our guidance for full-year 2014 GAAP and non-GAAP diluted EPS.

“We remain committed to building the premier open-access R&D platform that enables anyone and any company to discover and develop innovative medicines to benefit the world’s patients,” Dr. Li concluded.

Second-Quarter 2014 GAAP Results

Second-quarter 2014 net revenues increased 14.8% year over year to $163.4 million. Revenue growth in Laboratory Services of 13.2% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 19.3% in Manufacturing Services was caused by strong demand in both research manufacturing and commercial manufacturing compared to the second quarter of 2013.

Second-quarter 2014 GAAP gross profit increased 18.9% year over year to $61.5 million due to 14.8% revenue growth and productivity improvement. Gross margin increased year over year to 37.7% from 36.4% mainly due to improved productivity, the ramp-up of biologics services, and the favorable impact of a depreciated RMB versus the U.S. dollar, partially offset by increased labor costs in China. Gross margin in Manufacturing Services increased year over year to 31.7% from 29.1%. Gross margin in Laboratory Services increased year over year to 39.8% from 38.9%.

Second-quarter 2014 GAAP operating income increased 9.0% year over year to $28.0 million due to the 18.9% increase in gross profit, partially offset by increased general and administrative expenses, including hiring of senior management, and R&D expenses in biologics, discovery biology, genomics, and other areas. Operating margin declined to 17.1% from 18.1% due to these increased general and administrative and R&D expenses, partially offset by the impact of a depreciated RMB versus the U.S. dollar, which is favorable because a large majority of our revenues are denominated in U.S. dollars and most of our expenses are denominated in RMB.

Second-quarter 2014 GAAP net income decreased 1.0% year over year to $29.3 million due to mark-to-market losses on foreign-exchange forward contracts of $2.5 million, compared to mark-to-market gains of $3.0 million in the second quarter of 2013, and a higher effective tax rate compared to the second quarter of 2013 due to the mix of taxable income and a $1.1 million one-time tax refund received in second-quarter 2013, partially offset by the 9.0% year-over-year increase in operating income, a $2.2 million gain on the sale of an investment by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates. Realized gains on settled foreign-exchange forward contracts were $1.6 million in the second quarter of 2014.

Second-quarter 2014 GAAP diluted earnings per ADS remained unchanged at $0.41 due to the 1.0% decrease in net income, offset by a lower number of outstanding ADSs as a result of share purchases. Second-quarter 2014 GAAP comprehensive income decreased 35.4% year over year to $24.1 million due to the 1.0% decrease in GAAP net income and unfavorable currency translation adjustments, offset by unrealized gains on available-for-sale securities.

Second-Quarter 2014 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Second-quarter 2014 non-GAAP gross profit increased 19.3% year over year to $63.2 million due to the 14.8% revenue growth and productivity improvement. Non-GAAP gross margin increased year over year to 38.7% from 37.2% due to improved productivity, the ramp-up of biologics services, and the favorable impact of a depreciated RMB versus the U.S. dollar, offset by increased labor costs in China.

Second-quarter 2014 non-GAAP operating income increased 13.8% year over year to $33.9 million due to the 19.3% increase in non-GAAP gross profit, partially offset by increased general and administrative expenses, including hiring of senior management, and R&D expenses in biologics, discovery biology, genomics, and other areas. Non-GAAP operating margin decreased slightly to 20.8% from 20.9% due to increased general and administrative and R&D expenses, offset by the favorable impact of a depreciated RMB versus the U.S. dollar.

Second-quarter 2014 non-GAAP net income increased 4.5% year over year to $35.2 million due to the 13.8% year-over-year increase in non-GAAP operating income, a $2.2 million gain on the sale of an investment by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates, partially offset by mark-to-market losses on foreign-exchange forward contracts of $2.5 million, compared to mark-to-market gains of $3.0 million in the second quarter of 2013, and a higher effective tax rate compared to the second quarter of 2013 due to the mix of taxable income and a $1.1 million one-time tax refund received in second-quarter 2013. Realized gains on settled foreign-exchange forward contracts were $1.6 million in the second quarter of 2014.

Second-quarter 2014 non-GAAP diluted earnings per ADS increased 5.2% year over year to $0.49 due to the 4.5% increase in non-GAAP net income and a lower number of outstanding ADSs as a result of share purchases.

Full-Year 2014 Financial Guidance

WuXi PharmaTech updates its full-year 2014 financial guidance:

•	Total net revenues of $665-$670 million, compared to previous guidance of $660-$670 million

•	GAAP diluted earnings per ADS of $1.55-$1.59, compared to previous guidance of $1.53-$1.58

•	Non-GAAP diluted earnings per ADS of $1.82-$1.86, compared to previous guidance of $1.80-$1.85

•	Capital expenditures of $95-$100 million, compared to previous guidance of about $85 million, driven primarily by capacity expansion in small-molecule manufacturing and investment in laboratories and technology in genomics, biologics, and biology

Third-Quarter 2014 Financial Guidance

WuXi PharmaTech provides the following third-quarter 2014 financial guidance:

•	Total net revenues of $171-$173 million

•	GAAP diluted earnings per ADS of $0.40-$0.42

•	Non-GAAP diluted earnings per ADS of $0.48-$0.50

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	June 30, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	156,071	88,871
Restricted cash	869	3,145
Short-term investments	217,688	302,267
Accounts receivable, net	134,311	126,996
Amount due from related parties	2,374	1,168
Inventories	41,518	45,097
Prepaid expenses and other current assets	33,478	31,436

Total current assets	586,309	598,980

Non-current assets:
Goodwill	31,084	31,087
Property, plant and equipment, net	280,329	279,254
Long-term investments	26,984	21,781
Intangible assets, net	7,221	7,128
Land use rights	5,442	5,604
Deferred tax assets	249	251
Other non-current assets	4,286	4,782

Total non-current assets	355,595	349,887

Total assets	941,904	948,867

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	115,642	67,853
Accounts payable	36,900	33,477
Amount due to related parties	256	218
Accrued expenses	25,052	34,605
Deferred revenue	25,201	28,149
Advanced subsidies	13,237	13,958
Other taxes payable	1,860	107
Other current liabilities	19,678	15,738

Total current liabilities	237,826	194,105

Non-current liabilities:
Long-term debt, excluding current portion	11,011	11,124
Advanced subsidies	2,159	2,295
Other non-current liabilities	6,924	6,594

Total non-current liabilities	20,094	20,013

Total liabilities	257,920	214,118

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 572,270,834 and 556,025,594 issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	11,121	11,445
Additional paid-in capital	266,808	353,173
Retained earnings	350,328	303,171
Accumulated other comprehensive income	55,727	66,960

Total shareholders’ equity	683,984	734,749

Total liabilities and equity	941,904	948,867

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
Net revenues:
Laboratory Services	119,915	105,903	13.2%	225,467	203,384	10.9%
Manufacturing Services	43,439	36,424	19.3%	84,604	70,808	19.5%

Total net revenues	163,354	142,327	14.8%	310,071	274,192	13.1%

Cost of revenues:
Laboratory Services	(72,137)	(64,753)	11.4%	(136,486)	(125,629)	8.6%
Manufacturing Services	(29,679)	(25,819)	15.0%	(58,420)	(49,402)	18.3%

Total cost of revenues	(101,816)	(90,572)	12.4%	(194,906)	(175,031)	11.4%

Gross profit:
Laboratory Services	47,778	41,150	16.1%	88,981	77,755	14.4%
Manufacturing Services	13,760	10,605	29.8%	26,184	21,406	22.3%

Total gross profit	61,538	51,755	18.9%	115,165	99,161	16.1%

Operating expenses:
Selling and marketing expenses	(5,042)	(4,443)	13.5%	(9,542)	(8,374)	13.9%
General and administrative expenses	(23,662)	(19,215)	23.1%	(45,000)	(37,421)	20.3%
Research and development expenses	(4,831)	(2,405)	100.9%	(9,209)	(4,675)	97.0%

Total operating expenses	(33,535)	(26,063)	28.7%	(63,751)	(50,470)	26.3%

Operating income	28,003	25,692	9.0%	51,414	48,691	5.6%

Other income (expenses), net:
Loss from equity-method investments	(810)	(1,401)	(42.2%)	(1,643)	(1,619)	1.5%
Other income (expenses), net	4,620	7,203	(35.9%)	(820)	10,260	(108.0%)
Interest income (expenses), net	4,198	1,997	110.2%	8,749	3,591	143.6%

Total other income (expenses), net	8,008	7,799	2.7%	6,286	12,232	(48.6%)

Income before income taxes	36,011	33,491	7.5%	57,700	60,923	(5.3%)
Income tax expense	(6,675)	(3,871)	72.4%	(10,542)	(9,591)	9.9%

Net income	29,336	29,620	(1.0%)	47,158	51,332	(8.1%)

Other comprehensive income:
Currency translation adjustments	(5,324)	7,733	(168.8%)	(11,158)	9,353	(219.3%)
Unrealized gains on available-for-sale securities	115	—	NA	(75)	—	NA

Comprehensive income	24,127	37,353	(35.4%)	35,925	60,685	(40.8%)

Basic net earnings per ADS	0.42	0.42	(0.6%)	0.66	0.73	(8.9%)
Diluted net earnings per ADS	0.41	0.41	(0.4%)	0.65	0.71	(8.9%)

Weighted average ADS outstanding—basic	70,671,831	70,892,623	(0.3%)	71,149,836	70,571,293	0.8%
Weighted average ADS outstanding—diluted	72,073,199	72,506,783	(0.6%)	72,735,360	72,151,600	0.8%

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
GAAP gross profit	61,538	51,755	18.9%	115,165	99,161	16.1%
GAAP gross margin	37.7%	36.4%		37.1%	36.2%
Adjustments:
Share-based compensation	1,621	1,143	41.8%	2,687	2,182	23.1%
Amortization of acquired intangible assets	48	65	(26.2%)	97	163	(40.5%)

Non-GAAP gross profit	63,207	52,963	19.3%	117,949	101,506	16.2%
Non-GAAP gross margin	38.7%	37.2%		38.0%	37.0%

GAAP operating income	28,003	25,692	9.0%	51,414	48,691	5.6%
GAAP operating margin	17.1%	18.1%		16.6%	17.8%
Adjustments:
Share-based compensation	5,873	4,049	45.0%	10,286	7,649	34.5%
Amortization of acquired intangible assets	48	65	(26.2%)	97	163	(40.5%)

Non-GAAP operating income	33,924	29,806	13.8%	61,797	56,503	9.4%
Non-GAAP operating margin	20.8%	20.9%		19.9%	20.6%

GAAP net income	29,336	29,620	(1.0%)	47,158	51,332	(8.1%)
GAAP net margin	18.0%	20.8%		15.2%	18.7%
Adjustments:
Share-based compensation	5,873	4,049	45.0%	10,286	7,649	34.5%
Amortization of acquired intangible assets	48	65	(26.2%)	97	163	(40.5%)
Deferred tax impact related to acquired intangible assets	(16)	(21)	(23.8%)	(33)	(50)	(34.0%)

Non-GAAP net income	35,241	33,713	4.5%	57,508	59,094	(2.7%)
Non-GAAP net margin	21.6%	23.7%		18.5%	21.6%

Income attributable to holders of ADS (Non-GAAP):
Basic	35,241	33,713	4.5%	57,508	59,094	(2.7%)
Diluted	35,241	33,713	4.5%	57,508	59,094	(2.7%)

Basic earnings per ADS (Non-GAAP)	0.50	0.48	4.9%	0.81	0.84	(3.5%)
Diluted earnings per ADS (Non-GAAP)	0.49	0.46	5.2%	0.79	0.82	(3.5%)

Weighted average ADS outstanding – basic (Non-GAAP)	70,671,831	70,892,623	(0.3%)	71,149,836	70,571,293	0.8%
Weighted average ADS outstanding – diluted (Non-GAAP)	72,073,199	72,506,783	(0.6%)	72,735,360	72,151,600	0.8%

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
Net revenues:
China-based Laboratory Services	95,243	83,399	14.2%	177,359	157,844	12.4%
China-based Manufacturing Services	43,439	36,424	19.3%	84,604	70,808	19.5%

Subtotal	138,682	119,823	15.7%	261,963	228,652	14.6%
U.S.-based Laboratory Services	24,672	22,504	9.6%	48,108	45,540	5.6%

Total net revenues	163,354	142,327	14.8%	310,071	274,192	13.1%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on August 14, 2014, to discuss its second-quarter 2014 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	7388753

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	7388753

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our third-quarter and full-year 2014 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, to compete effectively, and to complete the expansion of our manufacturing facilities in Changzhou. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2013. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the second-quarter and six-month 2013 and 2014 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS, and estimated third-quarter and full-year 2014 diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Associate Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com